UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

                                               001-39272

SEC FILE NUMBER

CUSIP NUMBER

(Check One):

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q and Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:     N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

E2open Parent Holdings, Inc.

Former Name if Applicable:

CC Neuberger Principal Holdings I

Address of Principal Executive Office (Street and Number):

9600 Great Hills Trail, Suite 300E

City, State and Zip Code:

Austin, Texas 78759

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 4, 2021, CC Neuberger Principal Holdings I (“CCNB1”) domesticated into a Delaware corporation (the “Domestication”) and consummated the acquisition of certain equity interests of E2open Holdings, LLC (“E2open”) as a result of a series of mergers pursuant to a Business Combination Agreement, dated as of October 14, 2020 (as amended or supplemented from time to time, the “Business Combination Agreement”) among CCNB1, Sonar Merger Sub I, LLC, Sonar Merger Sub II, LLC, Sonar Merger Sub III, LLC, Sonar Merger Sub IV, LLC, Sonar Merger Sub V, LLC, Sonar Merger Sub VI, LLC, Insight (Cayman) IX Eagle Blocker, LLC, Insight (Delaware) IX Eagle Blocker, LLC, Insight GBCF (Cayman) Eagle Blocker, LLC, Insight GBCF (Delaware) Eagle Blocker, LLC, Elliott Eagle JV LLC, PDI III E2open Blocker Corp., Elliott Associates, L.P., Elliott International, L.P., Sonar Company Merger Sub, LLC, E2open, and Insight Venture Partners, LLC (the Domestication and the transactions contemplated by the Business Combination Agreement, collectively, the “Business Combination”), following the approval of the shareholders of CCNB1 at an extraordinary general meeting held on February 2, 2021. In connection with the closing of the Business Combination (the “Closing”), the registrant changed its name from CC Neuberger Principal Holdings I to E2open Parent Holdings, Inc. (the “Company”).

The Company will not be able to file the Annual Report Form 10-K for fiscal year ended December 31, 2020 (the “Form 10-K”) by March 31, 2021, which solely relates to CCNBI prior to the closing of the Business Combination. As noted above, on February 4, 2021, the Company consummated the Business Combination.  Because the efforts of the Company’s management have been focused on the Business Combination and the transactions contemplated thereby, and due to the fact that the Company is still transitioning to new personnel as a result of the Business Combination, the Company was unable, without unreasonable effort and expense to timely file its Form 10-K for the year ended December 31, 2020. The Company is working diligently to finalize its Form 10-K and expects to file it no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jarett J. Janik	(866)	432-6736
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

E2open Parent Holdings, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2021	By:	/s/ Jarett J. Janik
Name: Jarett J. Janik
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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